January 7, 2011
VIA EDGAR & OVERNIGHT COURIER
Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Orbitz Worldwide, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for Fiscal Quarter Ended September 30, 2010 Definitive Proxy Statement on Schedule 14A File Number: 001-33599
Dear Mr. Shenk:
          This letter responds to the comments contained in your letter dated December 27, 2010 related to the above-referenced filings of Orbitz Worldwide, Inc. (the “Company”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments reproduced in italicized type.
Form 10-K for Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis
Critical Accounting Policies, page 60
1.	We note you recorded $284 million and $332 million impairment of goodwill, trademarks and trade names in 2008 and 2009, respectively. In view of the highly material amount of the remaining balances of these assets that collectively represent 67% of total consolidated assets, please expand your disclosure to provide a sensitivity analysis discussion of the material assumptions used in your impairment assessment. Among other disclosure that may be necessary, specifically furnish a robust discussion that (i) analyzes and quantifies the specific sensitivity to change of the critical estimates or assumptions based on other outcomes that may be reasonably likely to occur and that would have a material effect upon further and continued impairment of these assets and (ii) provides how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future. In this regard, your sensitivity analysis should consider detailing the impact of a specific change in assumptions in forecasting significant items (revenues, expenses, capital expenditures) used in your cash flow model, including the impact of a specific variance in the discount rate, on estimated cash flows. Your disclosure should also include a discussion of the critical factors employed in the market approach you use in estimating the fair value of reporting units and the influence this approach had on your assessment. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance and expand your disclosure accordingly.

Response:

The Company performed its annual impairment test on its goodwill and trademarks and trade names as of October 1, 2009. In connection with this test, the Company determined that the estimated fair value of each of the Company’s reporting units which had goodwill balances substantially exceeded their carrying values, as fair value exceeded carrying value by greater than 47% in all cases. The Company also determined that the estimated fair value of each of the Company’s trademarks and trade names substantially exceeded their carrying values, as fair value exceeded carrying value by greater than 38% in all cases, with the exception of the trademarks associated with HotelClub whose fair value exceeded carrying value by five percent.
The Company is currently performing its annual impairment test for 2010. If the Company determines that the estimated fair value of a reporting unit or trademark or trade name is substantially in excess of its carrying value, the Company will disclose such determination in future filings. Additionally, in future filings, if the fair value of one or more of the Company’s reporting units or trademarks or trade names is not substantially in excess of its carrying value, the Company will expand its disclosures related to impairment testing of goodwill and trademarks and trade names to address the points noted in the Staff’s comment above. For illustrative purposes, the Company has provided an expanded disclosure below, based on the facts and circumstances as of its annual impairment test on October 1, 2009.

Revised disclosure:

We assess the carrying value of goodwill and other indefinite-lived intangible assets for impairment annually or more frequently whenever events occur and circumstances change indicating potential impairment. We perform our annual impairment testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year, in connection with our annual planning process.

We assess goodwill for possible impairment using a two-step process. The first step identifies if there is potential goodwill impairment. If the step one analysis indicates that impairment may exist, a step two analysis is performed to measure the amount of the goodwill impairment, if any. Application of the goodwill impairment test requires management’s judgment, including identifying reporting units, assigning assets and liabilities to reporting units and determining the fair value of each reporting unit. We estimate the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of the testing date. The market approach is a valuation method in which fair value is estimated based on observed prices in actual transactions and on asking prices for similar assets. Under the market approach, the valuation process is essentially that of comparison and correlation between the subject asset and other similar assets. The income approach is a method in which fair value is estimated based on the cash flows that an asset could be expected to generate over its useful life, including residual value cash flows. These cash flows are then discounted to their present value equivalents using a rate of return that accounts for the relative risk of not realizing the estimated annual cash flows and for the time value of money. Variations of the income approach are used to estimate certain of the intangible asset fair values.

Our trademarks and trade names are indefinite-lived intangible assets. We test these assets for impairment by comparing their carrying values to their estimated fair values. If the estimated fair values are less than the carrying amounts of the intangible assets, then the carrying values are reduced to fair values through an impairment charge recorded to our consolidated statement of operations. We use a market or income valuation approach, as described above, to estimate fair values of the relevant trademarks and trade names.

Our testing for impairment involves estimates of our future cash flows, which requires us to assess current and projected market conditions as well as operating performance. Our estimates may differ from actual cash flows due to changes in our operating performance, capital structure or capital expenditure needs as well as changes to general economic and travel industry conditions. We must also make estimates and judgments in the selection of a discount rate that reflects the risk inherent in those future cash flows. The impairment analysis may also require certain assumptions about other businesses with limited financial histories. A variation of the assumptions used could lead to a different conclusion regarding the fair value of an asset and could have a significant effect on our consolidated financial statements.
As of our annual goodwill and trademarks and trade names impairment test performed on October 1, 2009, the estimated fair value of each of our reporting units which had goodwill balances substantially exceeded their carrying values, as fair value exceeded carrying value by greater than 47% in all cases. The estimated fair value of each of our trademarks and trade names also substantially exceeded their carrying values, as fair value exceeded carrying value by greater than 38% in all cases, with the exception of the trademarks associated with HotelClub whose estimated fair value exceeded the carrying value by 5%. At October 1, 2009, the trademarks associated with HotelClub had a carrying value of $20 million and a fair value of $21 million. The key assumptions used in determining the estimated fair value of our trademarks and trade names were estimated future revenues, an assumed royalty rate and the discount rate. The Company assumed a terminal growth rate of 5%, a royalty rate of 3.5% and a discount rate of 14.5% in determining the estimated fair value of the HotelClub trademarks. While certain of these inputs are observable, significant judgment was required to select certain inputs from observed market data. Our estimates of future revenues for HotelClub have historically varied, in some cases significantly, from actual results and may change in the future due to a number of factors, including economic conditions, competitive pressures and a shift in the mix of its bookings away from the European hotel market and towards the Asia Pacific hotel market, which is an immature market and now the primary market in which HotelClub operates. The impact of these, and other factors, on future revenues can be difficult to predict.

For sensitivity purposes, we considered the impact of each of the following scenarios on the estimated fair value of the HotelClub trademarks: if estimated future revenues were reduced by 10%; if the terminal growth rate was decreased by 100 basis points; if the assumed royalty rate was decreased by 100 basis points; or if the discount rate was increased by 100 basis points. Based on our analysis, changes in any one of these assumptions, which we believe may be reasonably likely, would have reduced the fair value of the trademarks associated with HotelClub to an amount that would have been below its carrying value. The resulting impairment charge in each scenario would have been less than $5 million. As a result, if actual results and/or the underlying assumptions differ from our expectations, a future impairment charge for trademarks associated with HotelClub may be necessary.
Item 11. Executive Compensation, page 121
2.	In future filings, please revise the first paragraph of this section to incorporate by reference the information under the headings “Summary Compensation Table” and “Director Compensation.” Refer to Item 402 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future Form 10-K filings to incorporate by reference the information to be included under the headings “Summary Compensation Table” and “Director Compensation” in the Company’s proxy statement.
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Management’s Discussion and Analysis
Overview
Supply, page 30
3.	Please tell us and, to the extent material, disclose the impact of the termination of the arrangement with American Airlines on your volume of business, revenues, operations, results and cash flows. If a new arrangement has been reached with American Airlines, tell us and disclose the extent that the new arrangement materially differs from the preceding arrangement in its impact on your volume of business, revenues, operations, results and cash flows. Refer to Section III.B.3 of the release identified in the preceding comment for guidance.
Response:

On December 21, 2010, American Airlines (“AA”) terminated its participation on the Company’s Orbitz and Orbitz for Business websites. For the nine months ended September 30, 2010, AA tickets booked on the Company’s Orbitz.com and Orbitz for Business sites represented approximately eight percent of the Company’s total air transaction volume. The net revenue associated with AA tickets booked on the Company’s Orbitz.com and Orbitz for Business sites, including ancillary revenue, such as associated hotel, car rental, travel insurance and destination services revenue, represented approximately five percent of the Company’s total net revenue for the nine months ended September 30, 2010. The Company has access to hundreds of airlines globally and in the near term, the Company believes that much of the AA ticket volume should be replaced by other airline suppliers offered on the Company’s sites, and that it should still continue to earn much of the associated ancillary revenue. In the long term, to the extent the Company is unable to reach an acceptable commercial arrangement with AA and AA does not participate on the Company’s websites for a sustained period of time, the Company’s business, financial condition and results of operations could be negatively impacted, although it is uncertain to what extent.

While the Company will continue to seek an arrangement with AA to distribute AA tickets on its Orbitz.com and Orbitz for Business sites, a new arrangement has not yet been reached. The Company filed a Form 8-K on December 21, 2010 to report the net revenue associated with American Airlines tickets booked on the Company’s Orbtiz.com and Orbitz for Business sites, and the Company intends to revise its disclosure in future filings to address the Staff’s comments. The Company has provided its intended revised disclosure below, but will continue to reassess and revise its disclosure in the future, as necessary, if these facts and circumstances change.

Revised disclosure:

We work with our suppliers to provide our customers with a broad range of highly competitive travel products and services on our websites. For hotels, we are particularly focused on improving our infrastructure. We also intend to expand our footprint in markets where online penetration is low and where our supply is limited.

For airlines, we have long-standing and, we believe, generally good relationships with our suppliers. However, in December 2010, AA terminated its participation on our Orbitz and Orbitz for Business websites. For the nine months ended September 30, 2010, the net revenue associated with AA tickets booked on our Orbitz.com and Orbitz for Business sites, including ancillary revenue, such as associated hotel, car rental, travel insurance and destination services revenue, represented approximately five percent of our total net revenue. We have access to hundreds of airlines globally and in the near term, we believe that much of this ticket volume should be replaced by other airline suppliers offered on our sites, and that we should still continue to earn much of the associated ancillary revenue.

We continue to seek a long-term arrangement with AA to distribute its tickets on our Orbitz.com and Orbitz for Business sites. In the long term, to the extent we are unable to reach an acceptable commercial arrangement with AA and AA does not participate on our websites for a sustained period of time, our business, financial condition and results of operations could be negatively impacted, although it is uncertain to what extent. We will continue to work with our suppliers, including AA, to provide our customers with a highly competitive product offering.
Definitive Proxy Statement on Schedule 14A
Executive Compensation

Executive Summary, page 17
4.	We note your disclosure in the first bullet on page 19 that the Compensation Committee has concluded “that the risks arising from our employee compensation programs are not reasonably likely to have a material adverse effect on the Company.” Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

The core of the Company’s compensation philosophy continues to be pay for performance, and the framework includes compensation governance features described below that are designed to mitigate or eliminate risks arising from the Company’s compensation policies and practices. The Company’s process for reaching the conclusion that disclosure was not necessary included analysis by both the Company’s Compensation Committee of the Board of Directors (the “Committee”) and management. In establishing and reviewing the components of compensation, the Committee considers potential risks associated with such components. In addition, Company management reviews the Company’s compensation policies and practices for employees and evaluates how such policies and practices may adversely affect the Company. The Committee and Company management both concluded that risks arising from the Company’s compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Company.

In reaching this conclusion, the Committee and Company management considered the following factors:
•	The Company’s compensation programs balance short-term cash incentives with significant long-term equity incentives.

•	The Company’s short-term cash incentive compensation for fiscal year 2009 was based on Company performance against a target of consolidated Adjusted EBITDA, less capital expenditures, which is aligned with the Company’s operating plan and represents a core measure of Company performance.

•	The maximum bonus achievable under the Company’s short-term cash incentive plan for executive officers and group vice presidents was capped at 200% of the individual’s cash incentive target for fiscal year 2009.

•	Executive compensation is largely based on equity grants historically subject to performance conditions and time-vesting requirements. The multi-year vesting requirement encourages management to take a long-term view and discourages short-term risk taking.

•	Executive compensation, including both cash bonuses and equity awards, is subject to the Company’s recoupment policy.

•	The Company has adopted stock ownership guidelines for executives and directors, which help ensure that a significant portion of equity incentives remain tied to the Company’s long-term success.
Executive Compensation Process, page 20
5.	We note your disclosure in the first full paragraph on page 21 that the tally sheets used to assess the continuing appropriateness of your compensation contains market data that is provided by FWC. If the market data was based on companies other than those listed on page 20, please tell us whether benchmarking was material to your compensation policies and decisions related to your review of the tally sheets and assessment of the continuing appropriateness of your compensation. If benchmarking was material, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The market data used in the tally sheets was compiled solely from the peer group companies.

*****
          In connection with the responses contained in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct any questions or requests for additional information concerning this response to the undersigned at (312) 260-2218 (phone) or (312) 894-4856 (facsimile).

Very truly yours,
/s/ James P. Shaughnessy
James P. Shaughnessy
Senior Vice President, Chief Administrative Officer and General Counsel Orbitz Worldwide, Inc.